FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

27 February 2024

NatWest Group plc ("NWG") completed the pricing of its USD 1,000,000,000 5.583% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028 (the "2028 Fixed Rate Notes"), USD 1,500,000,000 5.778% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2035 (the "2035 Fixed Rate Notes") and USD 300,000,000 Senior Callable Floating Notes due 2028 (the "Floating Rate Notes" and, together with the 2028 Fixed Rate Notes and the 2035 Fixed Rate Notes, the "Senior Notes").

The proceeds to NWG (before expenses and underwriting discounts) of USD 2,800,000,000 from the Senior Notes will be used to fund NWG's general banking business.

The offering is scheduled to close on 29 February 2024, subject to the satisfaction of customary conditions.

NWG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents NWG has filed with the SEC for more complete information about NWG and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov.  Alternatively, copies may be obtained from NatWest Markets Securities Inc., toll free at 1-800-231-5380.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
NatWest Group plc
Tel: +44 (0)7747 455969

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Date: 27 February 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary